February 8, 2007

VIA EDGAR AND FACSIMILE

Ms. Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Frontier Fund (the “Trust”)
Registration Statement on Form S-1
Filed January 26, 2007
File No. 333-140240

Dear Ms. Garnett:

This letter is being sent to you to address the comments you raised in your letter dated February 8, 2007 (the “Comment Letter”), addressed to Richard E. Bornhoft, the President and Chief Executive Officer of Equinox Fund Management, LLC, the managing owner of the Trust (the “Managing Owner”). In response to the sole comment set forth in the Comment Letter, please see our response, below.

General

1.	Please amend the registration statement to identify each of the series offering units as a co-registrant. Please include any series offering units pursuant to the related registration statements identified on the cover page of this registration statement pursuant to Rule 429. In addition, please tell us how each series will comply with the registration and reporting obligations of Section 12(g) of the Exchange Act.

Response:

On February 8, 2007, the Trust filed a pre-effective amendment (the “Pre-Effective Amendment”) to the registration statement on Form S-1 (the “Registration Statement”) via EDGAR. As discussed with Michael McTiernan, Staff Attorney, Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), the Pre-Effective Amendment identifies each of the series of the Trust (each, a “Series”), including any Series offering units of beneficial interest in the Trust (“Units”) pursuant to the related registration statements identified on the cover page of the Registration Statement pursuant to Rule 429, as a co-registrant. In addition, the Pre-Effective Amendment includes a separate signature page for each co-registrant Series. The Pre-Effective Amendment has been simultaneously filed via EDGAR under the Trust’s CIK code, as well as the CIK code for each co-registrant Series.

With respect to the registration and reporting obligations of Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as discussed with Mr. McTiernan, the Trust plans to file all reports required to satisfy the registration and reporting obligations of Section 12(g) of the Exchange Act in a manner similar to the filing of the Pre-Effective Amendment. Specifically, the Trust plans to file consolidated reports covering the Trust and any co-registrant Series, listing the Trust and each co-registrant Series on the cover page and including separate signature pages and certifications for the Trust as a whole and each co-registrant Series. Such filings will be made via EDGAR under the Trust’s CIK code, as well as the CIK code for each co-registrant Series.

Notwithstanding the foregoing, the Managing Owner reserves its right to contest the position adopted by the SEC staff and applied to the Trust that each Series should be a separate co-registrant. Neither this letter nor the filing of any documents which identify each Series as a co-registrant, including the Pre-Effective Amendment and any filings necessary to satisfy the registration and reporting obligations of Section 12(g) of the Exchange Act, should be construed as a waive of the Managing Owner’s or the Trust’s right to contest such position.

In light of the foregoing, we trust that no further response to the Comment Letter is required.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

•	the Trust is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

The Frontier Fund (Registrant)

By:	/s/ Richard E. Bornhoft
Richard E. Bornhoft
President and Chief Executive Officer of Equinox Fund Management, LLC, the Managing Owner of The Frontier Fund

cc:	Michael McTiernan, Esq.
Staff Attorney
Division of Corporation Finance